Peak Fintech Announces Consolidation of Its Common Shares

MONTREAL, QUEBEC - July 22, 2021 - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that effective July 27, 2021 all of the issued and outstanding common shares of the Company ("Common Shares") will be consolidated on the basis of one (1) post-consolidation Common Share for each two (2) pre-consolidation Common Shares (the "Consolidation").

The Consolidation is done specifically to allow the Company to meet the minimum share price criteria set out by the NASDAQ stock exchange (the "NASDAQ") in order to be listed on the senior exchange. The minimum share price is the only remaining criteria to be met by Peak following the listing application filed by the Company earlier this year. Peak plans to announce the effective date on which its Common Shares are expected to begin trading on the NASDAQ in the coming weeks.

Following the closing of the Company's recent prospectus financing and as of the date of the present news release, the 160,960,341 Common Shares that would have otherwise been issued and outstanding will be reduced to 80,480,171 Common Shares on a post-Consolidation basis.

The shareholders of the Company approved the Consolidation at a meeting held on February 16, 2021, and its directors approved the Consolidation ratio by written resolution dated July 20, 2021.

The Company's name will remain unchanged following the Consolidation. However, the Company plans to officially change its name to Tenet Fintech Group Inc. later this year following the listing of its Common Shares on the NASDAQ, which would then be expected to trade under the symbol "TNT".

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech
Facebook: @peakfintech
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Forward-Looking Statements / Information:
This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.